Elisabeth M. Martin To Call Writer Directly: (312) 862-3055 elisabeth.martin@kirkland.com	300 North LaSalle Chicago, Illinois 60654 (312) 862-2000 www.kirkland.com	Facsimile: (312) 862-2200

August 27, 2014

CIVITAS SOLUTIONS, INC. HAS REQUESTED CONFIDENTIAL TREATMENT OF THE REDACTED PORTIONS OF THIS LETTER, WHICH WERE REPLACED WITH THE FOLLOWING PLACEHOLDER “[* * *]” IN THE LETTER FILED VIA EDGAR, UNDER RULE 83 OF THE SECURITIES EXCHANGE COMMISSION’S RULES OF PRACTICE (“RULE 83”), AND THE COMPANY DELIVERED A COMPLETE UNREDACTED COPY OF THE LETTER TO ITS EXAMINER AT THE DIVISION OF CORPORATE FINANCE.

Via EDGAR and Courier

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Jay Williamson

Re:	Civitas Solutions, Inc.

Registration Statement on Form S-1 (File No. 333-196281)

Ladies and Gentlemen:

On behalf of Civitas Solutions, Inc. (the “Company”), we hereby submit the proposed bona fide price range pursuant to Item 501(b)(3) of Regulation S-K for its initial public offering (the “IPO”). The Company intends to include this price range in a subsequent amendment to the Company’s Registration Statement on Form S-1 (File No. 333-196281) (the “Registration Statement”). The provided terms are a bona fide estimate of the range of the minimum and maximum offering price per share as of August 27, 2014, based on current market information. Should the bona fide estimates of these terms change, the figures presented in a subsequent amendment to the Registration Statement may increase, decrease or narrow accordingly.

Beijing    Hong Kong    Houston    London    Los Angeles    Munich    New York    Palo Alto    San Francisco    Shanghai    Washington, D.C.

Securities and Exchange Commission

August 27, 2014

The Company proposes to price the IPO with a bona fide price range of $[* * *] to $[* * *] per share (assuming an expected [* * *]-for-1 stock split).

The Company seeks confirmation from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”), Division of Corporation Finance, that it may launch its IPO with the price range specified herein and include such price range in a subsequent amendment to the Registration Statement, to be filed with the Commission on or about September 4, 2014.

Based on the midpoint of the price range set forth above, it is currently anticipated that the Company will sell shares with an aggregate value of approximately $[* * *] in the IPO. The Company does not expect to sell shares in connection with the over-allotment. NMH Investment, LLC, the sole selling stockholder, will sell shares in the over-allotment with an aggregate value of approximately $[* * *], assuming such over-allotment is exercised in full. The Company will not receive any of the proceeds from the sale of shares by the selling stockholder.

Because of the commercially sensitive nature of the information contained herein, the Company has also submitted a request for confidential treatment of selected portions of this letter. The Company has filed a separate letter with the Office of Freedom of Information and Privacy Act Operations in connection with the confidential treatment request, pursuant to Rule 83 of the Commission’s Rules or Information and Requests, 17 C.F.R. § 200.83.

[* * *] CONFIDENTIAL TREATMENT REQUESTED BY REGISTRANT PURSUANT TO RULE 83

******

Securities and Exchange Commission

August 27, 2014

We appreciate the efforts of the Staff and look forward to resolving any remaining comments as soon as possible. Please advise if we can provide any further information to facilitate your review. Should you have any questions relating to any of the foregoing, please feel free to contact the undersigned at (312) 862-3055 or, in my absence, James S. Rowe at (312) 862-2191.

Sincerely,

/s/ Elisabeth M. Martin
Elisabeth M. Martin

cc:	Linda De Renzo

Civitas Solutions, Inc.

James S. Rowe

Kirkland & Ellis LLP